Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Donahue and Jennifer Angelini
Division of Corporation Finance
Office of Manufacturing

Re:	Dana Incorporated
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-01063

Dear Ms. Donahue and Ms. Angelini,

On behalf of our client Dana Incorporated (the “Company”), we hereby acknowledge receipt of comments received in a letter from the staff of the Securities and Exchange Commission, dated August 26, 2022 (the “Comment Letter”), relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2021. As discussed with the staff, we are requesting, on behalf of the Company, an extension until September 26, 2022 to respond to the Comment Letter.

If you have any questions pertaining to the extension request, please do not hesitate to contact the undersigned at (212) 373-3124.

Very truly yours,

/s/ David S. Huntington
David S. Huntington

cc:	Timothy R. Kraus, Senior Vice President and Chief Financial Officer
Douglas H. Liedberg, Senior Vice President, General Counsel and Secretary
Dana Incorporated